HIGH PLAINS CORPORATION 1995 ANNUAL REPORT

Soaring on the wings of a new consciousness . . .

[Graphic:  Flying eagle]

Corporate Mission Statement

  Our Goal: Provide a vital product, Ethanol, that improves the quality of life, cleans our air, aids the American farmer and decreases our dependence on foreign oil.

Corporate Profile

  High Plains Corporation is the 6th largest in a U.S. field of approximately 60 Ethanol manufacturers. The Company produces at two state-of-the-art plants, one located in Colwich, Kansas and the other located in York, Nebraska, each producing approximately 20 million and 40 million gallons per year respectively.

  The Company converts grain into Ethanol, distiller's grains (DDGs both wet and dry), and high purity carbon dioxide (CO2). The
Ethanol is sold for blending into gasoline nationwide. The Company markets DDGs as livestock feed. High Plains was founded in 1980 and is headquartered in Wichita, Kansas.


[GRAPHIC: Bar chart depicting Total Assets in Millions for 1993 - $33.6, 1994 - 48.9, and 1995 - 67.5]

[GRAPHIC: Bar chart depicting Sales in Millions for 1993 - $31.5, 1994 - 33.6, and 1995 - 52.8]

[GRAPHIC: Bar chart depicting Net Income in Millions for 1993 - $.3, 1994 - (.9), and 1995 - 6.1]

Table of Contents
Selected Financial Data                     1
Letter to Stockholders                      2
Ethanol Outlook                             3
Management's Discussion and Analysis        6
Financial Statements                       10
Notes to Financial Statements              15
Auditors' Report                           20

                Five Year Summary of Selected Financial Data
                                      For The Years Ended June 30,
                               1995        1994          1993       1992        1991
INCOME
Net Sales and Revenues     $52,769,014  $33,566,271  $31,490,226 $30,226,939   $23,062,402
Net Earnings (Loss)        $ 6,072,407  $  (933,453) $ 5,337,791 $ 2,051,936   $ 1,500,144
BALANCE SHEET
Working Capital            $  (538,322) $(2,544,316) $ 2,960,512  $ 1,560,674  $   934,048
Long-term Debt             $19,052,272  $10,248,339  $       .00  $21,171,466  $22,801,510
Total Assets               $67,517,031  $48,915,483  $33,622,311  $29,676,592  $28,157,777
Stockholders' Equity       $40,250,738  $32,412,525  $32,331,610  $ 5,920,467  $ 3,595,981
OPERATIONS
Gallons of Ethanol Sold     33,576,788   18,449,822   16,741,131   17,332,896   13,002,838
Tons of DDG Sold               107,325       64,662       54,502       57,457       39,389
Sales per Employee         $   415,504  $   302,399  $   562,325  $   686,976  $   490,689
PER SHARE
Earnings (Loss) Per Common
  And Dilutive Common
  Equivalent Share:
    Earnings (Loss) Before
    Extraordinary Item            $.39        $(.06)        $.46         $.27         $.20
Extraordinary Item                $.00         $.00         $.07         $.00         $.00
Net Earnings (Loss)               $.39        $(.06)        $.53         $.27         $.20
RATIOS
Book Value Per Share             $2.60        $2.19        $2.19         $.71         $.36
Return on Total Assets            .111        (.019)        .141         .106         .103

For comparative purposes, prior year financial ratios and earnings per share have been restated to effect stock splits disclosed in these financial statements.

No cash dividends were declared per common share during the years shown above.


                             President's Letter

TO OUR STOCKHOLDERS AND BUSINESS ASSOCIATES:

  Last year's projections included the completion of a 30 million gallon plant in York, Nebraska and 20 million gallons of production from our Colwich plant. At this time, we have exceeded that schedule, as we are producing at a rate of almost 40 million gallons per year at our York plant. This certainly places a positive light on our Company's profitability and economies of scale. The York plant is the result of three years of hard work, including planning and construction, and we are very gratified to see it operating so well, and at current production levels. We expect to continue to increase the production in York to a level between 50 and 60 million gallons a year. The timing of these expansions will coincide with our ability to pay for them out of cash flow.

  It always seems that there are new challenges with each new year, and this year we have had certain political situations to attend to such as the "Contract with America" by the Republicans in the House of Representatives. We are concerned because of the effect this could have on the tax benefits for Ethanol. These effects would be felt if a proposal from Representative Bill Archer, a Texas Republican, is passed. This proposal seeks to limit incentives for the Ethanol Industry by reduction and/or elimination of Ethanol's excise tax exemption; and the elimination of the exemption for ETBE, while not seeking any corresponding cuts in the heavy subsidies given to domestic oil and gas that we compete against. We are fighting this proposal with everything we have; and if not killed in the House, we hope to kill it in the Senate. Additionally, Senator Bradley has proposed a bill to reduce the tax benefits on Ethanol usage, but we do not believe that this bill will proceed due to lack of support from one of its original sponsors.

  The other serious challenge that we face this year is the extraordinarily high price for feedstock from which we manufacture Ethanol. To minimize these costs and their effect on our profitability, we have initiated a whole new grain buying program which includes an extensive hedging program that is administered exclusively by Farmland Industries, Inc. We believe these two changes in our operations will give us protection not only from the unusually high corn and milo prices, but will give us the best industry analysis and the insurance that we are buying at the lowest possible level of corn prices. Farmland has 1500 sources of supply in the Midwest, and they also have other national and international sources of supply which would not otherwise be available to us, and which greatly enhance their purchasing power.

  I have saved the best news until now. That is the United States Treasury Department's ruling that will insure an excise tax exemption in the production and sale of ETBE. ETBE is an oxygenate made from Ethanol that competes with MTBE, another oxygenate made from imported methanol and which has been widely used by major oil companies. We believe ETBE is a far superior product to MTBE. We also believe that our future growth will be largely due to the advent of ETBE. At this time several major oil companies have begun refining ETBE. We anticipate a significant increase in the demand for Ethanol, due to its use in ETBE, because of the following primary reasons. First, Ethanol has always had a higher vapor pressure than MTBE, and this has limited its use in the summertime clean air programs. MTBE has an 8.5 pounds per square inch (psi) vapor pressure while the vapor pressure of ETBE is 3.5 psi. This enables the use of ETBE throughout the complete driving season instead of just the primary use of Ethanol during the Wintertime Oxygen Program. We hope to see the benefits from this ruling in the summer of 1996. Second, ETBE is pipeline transportable or fungible; this fact will dramatically lower the transportation cost from the Midwest to both of the coasts. The competitiveness of pricing on the East and West coast has not always been in favor of Ethanol due to the higher freight costs incurred for shipment by rail or truck.

  During the months of July, August, and September, High Plains has been forward contracting a very large percentage of its Ethanol production for the Wintertime Federal Oxygen program that runs from October through March. The incentive for doing this is a higher price than we were receiving on the spot market in the summertime. The majority of these shipments will go to major oil companies, which indicates a strong trend from independent retailers to major oil companies that now will be using Ethanol instead of MTBE. We have held back a percentage of our summer production in order to take advantage of what we think will be much higher demand and higher prices during the wintertime oxygen program.

  I also want to give you a progress report on the future construction of one or two Ethanol plants in the State of Minnesota. We are reviewing financing proposals at this point, and have just completed new exclusive contracts with one Minnesota city granting us the right to build a plant up to a size comparable to our recently completed York plant. Minnesota has the strongest Ethanol program of any state, and we believe it is an ideal location for a new plant. Minnesota has advantages that are unique to this industry. They have mandated the use of oxygen throughout the full twelve months of the year, and the legislature has passed a production payment program ($.20 per gallon on the first fifteen million gallons produced per year or $3 million per year, for ten years) to encourage the building of plants in Minnesota. The corn crop is very adequate and, due to the geographical location, has some of the lowest prices in the corn-belt along with a good local market for Ethanol, which could reduce our transportation costs on product produced. We will keep you informed as our progress on these proposed plants continues.

  Taking into consideration higher grain prices, the new grain purchasing program, higher Ethanol prices, and the beginning of what we think will be a strong ETBE demand, we feel the future of Ethanol is the strongest it has ever been. We believe the potential for the growth and profitability of our Company is greater than any year since its inception.


/Stanley E. Larson/
Chairman of the Board
President and CEO

September 24, 1995

[PHOTO: Stanley E. Larson, Chairman of the Board, President and CEO,

ETHANOL OUTLOOK:

What is the "Fuel for the Heartland" program?

  The "Fuel for the Heartland" project is an initiative to implement a fuel oxygen standard throughout a fifteen state area that was designated as PADD II (Petroleum Designation for Defense Districts) by the Federal government in 1950. PADD II is made up of the following states: Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, and Wisconsin.

  Most of these states have a very heavy agricultural base, and the Governors of most of these states belong to the Governor's Ethanol Coalition, a coalition that has been very active and very successful in advancing Ethanol use. These Governors recognize the benefits to the citizens of their states if a uniform policy requiring a level of oxygen in the fuels sold in their states is adopted. Not only would the air their citizens breathe be significantly cleaner, but the likely choice of oxygenate would be Ethanol or an Ethanol derivative such as ETBE. The utilization of significant amounts of grain to fulfill the oxygen requirements would add tremendous value to their locally grown grain crops; this program would drive significant capital investment to be made in the PADD; and economic development resulting in jobs for their citizenry would flourish.

  Much work on this program has been accomplished, and the proposal has been well accepted in most areas. Legislation in some states is already being drafted and is likely to resemble the language that Minnesota has proposed for the statewide oxygen requirement planned for their state. If a proposal similar to this is adopted within the PADD or even among several of these or other interested states, a tremendous demand for Ethanol is possible. Many feel that the economic benefits this type of program will provide, will enable the fuel Ethanol industry to continue its growth as Ethanol's excise tax exemption is phased out after the year 2000. Many also feel that the environmental benefits of this type of program will attract many other states and population centers who have air quality problems to participate.

What is ETBE and how could it affect our Company?

  ETBE is an acronym for ethyl tertiary butyl ether, a high octane ether derived from Ethanol and isobutylene. ETBE production began on a limited scale over the past several years. However, due to a recent interpretive ruling by the U.S. Treasury and the IRS, High Plains anticipates a significant increase in its production.

  Ethanol makes up about 45% of the volume of ETBE; and historically, this Ethanol content has qualified for a proportional ratio of the same excise tax exemption awarded to pure blended Ethanol. Ethanol and ETBE are marketed differently; in as much as Ethanol is normally blended with the fuel immediately prior to retail delivery, and ETBE is blended with gasoline at the gasoline refinery. This difference in the blending point created a problem in actually obtaining the excise tax exemption for ETBE, since Ethanol content in the ETBE had to be traced and verified through all of the ownership changes in the distribution system of the fuel past the refinery. Due to this difficulty, it was estimated that only 15% of all the qualifying ETBE would actually obtain the exemption.

  The August 4, 1995 ruling by the Treasury moved the availability of the tax exemption from the retail blender to the ETBE manufacturer, thus insuring that the ETBE produced

[Photo: Raymond G. Friend, Executive Vice President, Chief Financial
Officer]

[GRAPH: ETHANOL SOLD in Millions of U.S. Gallons for 1993 - 16.7,
1994 - 18.4, and 1995 -  33.6]

[GRAPH - STOCKHOLDERS' EQUITY in Millions of U.S. Dollars for
1993 - $32.3, 1994 - $32.4, and 1995 - $40.3]

[GRAPH - TOTAL EMPLOYEES in 1993 - 69, 1994 - 111, and 1995 - 127]
would receive the exemption. High Plains management believes that this clarification to the exemption process for ETBE will create a significant demand for ETBE blends, because the $.031 excise tax exemption for a gallon of ETBE blended reformulated gasoline
(RFG) will allow the ETBE blends to be cost-competitive with other RFG. Other properties of ETBE blends, such as lower vapor pressure, higher boiling point, and higher octane, are far superior to properties of RFG made with MTBE, an ether consisting of imported methanol that is manufactured and controlled mainly by the major oil companies.

  Unlike Ethanol, ETBE is allowed into the pipelines owned by the major oil companies; and shipping fuel products by pipeline instead of by truck transport or railcar is less expensive, opening new markets for Ethanol products by accessing distant markets more economically. In addition, new ether production plants with dual capability of producing ETBE or MTBE can be built for negligible increases in capital costs above current MTBE plant construction costs. Existing MTBE plants are being converted into ETBE or dual ETBE/MTBE production for nominal costs. Management believes that ether plants that will be capable of producing ETBE by October 1, 1995, the date the Treasury ruling is effective, will approximate 20% of the total domestic ether production, or 70,000 barrels of ETBE per day. Due to gasoline vapor pressure limitations in several areas of the country down to as low as 7 pounds per square inch (psi), ETBE with its 3.5 psi rating will be much preferred over MTBE with its 8.5 psi rating, and ETBE production in relation to overall ether production could increase quickly to well over the 20% level.

  Gasoline vapor pressure limitations are more severe in the higher temperature summer months, and the use of ETBE is definitely more likely in those summertime periods. However, the RFG Program is a year-round program, and oxygenate switching back to MTBE is not likely since gasoline marketers will be able to capitalize on the lower vapor pressure benefits all year by being able to blend their lower cost aromatics such as butanes into the fuel mixture, reducing the fuel's overall cost. If 70,000 barrels per day of ETBE production is achieved, this would equate to 500 million new gallons of Ethanol demand into ETBE per year, and the increased demand for Ethanol into ETBE in the summertime should eliminate some of the aspects of seasonality that our Company has experienced in the past.

[PHOTO: Enzymatic Cook Process]

What is the status of Ethanol's excise tax exemption and how does it work?

  Gasoline blends containing Ethanol qualify for an exemption from the $.18 per gallon Federal Excise Tax at the following per gallon levels: 10% Ethanol blends provide a $.054 reduction from the tax; 7.7% Ethanol blends provide a $.042 reduction from the tax; and 5.7% Ethanol blends provide a $.031 reduction from the tax. Gasoline blends containing ETBE will most commonly qualify for a $.031 reduction in the excise tax.

  The exemption from excise tax is the reason that Ethanol has been able to compete on a cost basis with oil and gas. The oil and gas industry receives both Federal and State subsidies in several different forms such as intangible drilling writeoffs, depletion allowance, and many other methods. Oil and gas subsidies have traditionally been at much higher levels than those received by the Ethanol industry and have continued for over half of a century. Oil and gas subsidies are needed by their industry to compete with foreign oil, and these subsidies allow them to sell their gasoline products at prices that don't reflect their true cost.

  The oil and gas industry has actively excluded Ethanol from their gasoline markets, but the Ethanol exemption has allowed independent gasoline marketers to profit from Ethanol additives. Consequently, independent marketers sell significant quantities of Ethanol enriched fuel. The manner in which they profit is summarized in the table below, using current prices, and assuming a RFG clean air program marketing area:

                                   ETHANOL      ETBE      MTBE
REFORMULATED GASOLINE COMPONENTS    BLEND       BLEND     BLEND
Gasoline ($.55/gal wholesale)*
  94.3% of each gal @ $.55         $.51865
  87.5% of each gal @ $.55                    $.48125    $.48125

Ethanol ($1.12/gal)*
  5.7% of each gal @ $1.12          .06384

ETBE or MTBE ($.87/gal)*
  12.5% of each gal @ $.87                     .10875     .10875

Excise Tax Credit                  (.03078)   (.03078)

Net Cost per Gallon                $.55149    $.55922    $.59000

*Prices as of September 29, 1995

  As can be seen from the table, a gasoline retailer, who sells reformulated gasoline in which either pure Ethanol or ETBE have been utilized as oxygenates, will profit by over three cents per gallon in this instance. Pure Ethanol's higher vapor pressure could cost the marketer about one cent of that additional margin, by requiring the marketer to remove some of the excess and inexpensive volatiles from the pure Ethanol blend. ETBE's lower vapor pressure should allow the marketer to profit by an additional one cent per gallon, as lower cost volatiles can be added to the ETBE blend, thereby cutting his overall fuel cost.

  With this type of savings being achieved by independent marketers, the larger oil companies have begun to utilize Ethanol blends, especially in the oxy-fuel programs, in order to maximize their profitability.

Is the Company able to protect itself from higher grain prices?

  The Company believes that it has protected itself from the effects of additional increases in the cost of the grain feedstock that it will utilize in its production of Ethanol.

  The cost of corn/sorghum is the largest single cost that our Company incurs in the production of Ethanol. The net cost of our grain feedstock, after deducting the revenue generated from the grain residue, distiller's grain (DDG), containing all of the protein, fat, and fiber not consumed in Ethanol manufacture, equals approximately 60% of our gross revenues. When the cost of grain increases, normally the cost of producing Ethanol increases. However, the Company, through Farmland Industries, Inc.'s Grain Division, has initiated a grain purchasing strategy to reduce the effects of higher grain prices which are anticipated by the Company.

  High Plains has forward contracted for approximately 50% of all its anticipated feedstock requirements through September of 1996. Approximately 30% of expected feedstock requirements for the fourth quarter of calendar year 1996 have also been forward contracted as well. Average prices that the Company expects to pay through September of 1996 on these bushels are in the range of $2.75 per bushel.

  The Company believes that the 50% level is an appropriate level of price protection due to the ability of the Company to sell its grain residue, DDG, at higher prices. The Company's DDG prices normally move in the same direction as grain prices, and accordingly now are providing the Company with additional revenue, making it possible for the Company to cover between 35% and 50% of the additional cost of upward grain price movement. As a result of the effect of DDG prices covering about one-half of grain cost increases and our grain strategies covering the other half of the grain cost increases, the Company feels it has protected itself from additional and significant upward grain movement for at least the next twelve months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

  High Plains derives revenue from the sale of Ethanol and Distiller's grain (DDG). The sales price of Ethanol historically has varied directly with the wholesale price of gasoline, which is primarily dependent upon the spot market for crude oil. In the past, Ethanol producers have been able to obtain a higher price per gallon than wholesale gasoline prices because of Federal excise tax rate reductions available to customers who blend Ethanol with gasoline and direct and indirect incentive payments from state governments.

  Recently, Ethanol sales prices have also reflected a premium for the oxygenate and octane enhancing properties of Ethanol. Demand for Ethanol products also affects price, and is influenced by the cost and availability of alternative oxygenate products. Two programs established by the Clean Air Act amendments of 1990 are increasing the demand for Ethanol. The Federal Oxygen Program, the first of these two programs, became effective November 1, 1992, and the second program the Reformulated Gasoline (RFG) program was implemented on January 1, 1995. A proposal under the RFG program, which would have mandated the use of renewable oxygenates such as Ethanol, was eliminated from the final version of the RFG program in April, 1995. However, the Company believes that Ethanol and ETBE, an Ethanol based fuel additive with a low vapor pressure, are competitive in the market place without the benefit of this mandate and thus, demand is not expected to be negatively affected.

  In addition, the Company believes a recent ruling by the U.S. Treasury Department, which will allow the production and sale of ETBE to qualify for an excise tax exemption will result in an increase in demand for ETBE and consequently Ethanol, its major ingredient. However, recent legislative committee proposals are attempting to reduce or eliminate Ethanol's excise tax exemption and eliminate the exemption for ETBE. In addition, certain proposals have been introduced which would reduce the tax benefits of Ethanol usage. The Company does not believe these legislative proposals will proceed due to a lack of support currently demonstrated by the original sponsors, and thus, are expected to be eliminated or withdrawn.

  The Company's primary grain feedstock for fiscal 1995, continues to be sorghum (also known as milo), however, the use of corn represented approximately 34% of total grains utilized for both plants. The Colwich, Kansas plant production relied almost exclusively on sorghum as its grain feedstock, while production at the York, Nebraska facility relied on a mixture of approximately 70% corn and 30% sorghum. The cost of these grains is primarily dependent upon factors unrelated to those affecting the price of Ethanol. Sorghum prices generally vary directly with corn prices, and both are influenced by local grain supplies and market prices as well as world market conditions. The selling price of DDG generally varies with sorghum and corn prices, so that increases in grain costs are partially offset by increases in DDG prices. DDG sales accounted for 22.7%, 25.0%, and 20.8% of sales in fiscal 1993, 1994, and 1995 respectively.

  High Plains attempts to control its major operating costs and revenues by periodically employing certain strategies including grain trading and forward contracting. As to the risk of increased grain prices, the Company's DDG increases in price as grain prices increase and normally offsets about one-half the effect of grain price increases. During 1995, and in prior years, in an attempt to secure favorable grain feedstock costs, the Company has utilized forward grain purchase contracts with local farmers.

  On July 1, 1995, the Company entered into an exclusive grain supply agreement with Farmland Industries, Inc. (Farmland) to supply all grain needs for the Company's Colwich, Kansas and York, Nebraska plants for one year with automatic renewal for one-year terms. The agreement may be terminated by either party at any time upon thirty days written notice.

  The Company immediately began contracting with Farmland under variable priced forward grain contracts for approximately 50% of its feedstock requirements through September, 1996. An estimated 30% of the Company's grain requirements for the fourth quarter of calendar 1996 have been placed under variable priced forward contracts as well. The Company anticipates average prices for grain procurement under these contracts through September 1996, to be in the range of $2.75 per bushel.

  The Company believes the Farmland agreement will contribute to the Company's ability to minimize grain costs by providing greater access to a larger number of grain sources and access to more complete feedgrain analysis and forecast information.

  The Company has traditionally sold a majority of its Ethanol production based on spot market conditions during spring and summer. However, during the winter the Company continues to sell up to 80% of its Ethanol under fixed price forward contracts that secure Ethanol deliveries for customers and help protect the Company against spot market price changes.

  The Company normally sells all of its production volume and typically has less than two weeks inventory on hand. The increase in sales volume in 1995 over prior fiscal years was primarily due to the completion and successful start-up of the Company's York, Nebraska facility. In fiscal 1995, the Colwich plant produced
17.8 million gallons, a 3.8% decrease in Ethanol production below the 18.5 million gallons produced in fiscal 1994. The reduced 1995 production at the Colwich facility was primarily due to downtime for equipment repairs at the plant. Fiscal 1995 production at the Colwich facility reflects a 6.6% increase over the 16.7 million gallons produced at the facility in fiscal 1993. Production began on a test basis, in November, 1994, at the York, facility. Sustained economic production was achieved by January 1, 1995, and resulted in total production at the York plant of
15.7 million gallons for fiscal 1995.

  The Company has expanded the Colwich plant to a production capacity of approximately 20 million gallons per year, which management has determined is its maximum efficient level of production. The York plant was designed to produce 30 million gallons annually and at the end of the 1995 fiscal year, the plant was operating at this rate of capacity. Subsequent to fiscal year ended 1995, the York facility achieved production levels in excess of design capacity. Thus, management believes the maximum efficient level of production as yet, has not been achieved. Future volume growth beyond these maximum levels will be dependent upon improvements to the York facility and successful construction and operation of new Ethanol production facilities.

Nonrecurring Events

  Several events occurred in fiscal 1994 that had significant impact on the Company's business and operations. The net effect of these events has been separately disclosed in the financial statements totaling $1,535,363.

  During March and April, 1994 the Company inadvertently processed undisclosed ingredients into one batch of its DDG, due to those ingredients being contained in materials provided by a vendor. With the ingredients inclusion in the DDG and when coupled with specific other feed products, certain customers experienced cattle losses which the Company's product liability insurance is expected to fully cover. Other related expenses totaling $859,848 in fiscal 1994 incurred in connection with this incident, including costs of product recall, freight, legal fees and inventory losses, were not covered by the Company's liability insurance, and were provided for at June 30, 1994. For the year ended June 30, 1995, $108,000 of additional charges in excess of the original reserve estimate were incurred, primarily for legal fees and freight.

  The Company intends to vigorously pursue a claim against the vendor for the full cost of the product recall caused by the undisclosed ingredients, as well as related lost profits; however, no provision has been made for any such recovery for fiscal years ended 1995 or 1994.

  A major customer of the Company with an outstanding trade receivable balance of $675,515, filed for protection under Chapter 11 of the Bankruptcy Code during June, 1994. A one-time charge for the write-down of this receivable was recorded at June 30, 1994. The Company included no write-downs of trade receivables for the same period ended June 30, 1995, or June 30, 1993. Historically, the Company's bad debt expense has been less than .1% of sales.

Results of Operations

The following table sets forth certain items in the Company's statements of operations expressed as percentages of net sales for the periods indicated:

For the Years ended June 30,     1995    1994    1993
Ethanol and incentive revenues   78.4%   73.5%   74.9%
Distillers grain and other       21.6    26.5    25.1
    Net sales and revenues      100.0   100.0   100.0

Cost of sales                    82.8    92.6    80.8
  Gross profit                   17.2     7.4    19.2
Selling, general and
  administrative expenses         2.9     5.7     4.1
    Operating income             14.3     1.7    15.1

Interest expense                (2.4)     0.0    (1.3)
Non-recurring expense           (0.2)    (4.6)    0.0
Other operating income
  (expense)                      0.1      0.1    (0.1)

    Net earnings before
    income taxes and
    extraordinary item          11.8     (2.8)   13.7
Income tax expense (benefit)     0.3      0.0    (1.2)
    Net earnings before
    extraordinary item          11.5     (2.8)   14.9
Extraordinary gain               0.0      0.0     2.1

    Net earnings                11.5%    (2.8)%  17.0%


FISCAL 1995 COMPARED TO FISCAL 1994:
                                          1995           1994
Ethanol and incentive revenues         $41,355,707   $24,673,903
By-products and other                   11,413,307     8,892,368

Total sales and revenues               $52,769,014   $33,566,271


  Net sales and revenues for the year ended June 30, 1995 were higher than sales for the same period ended June 30, 1994. Ethanol production of 33,576,788 gallons, generated sales with an average selling price of $1.23 per gallon for the year ended June 30, 1995, compared to 18,449,822 gallons sold during the same period in fiscal 1994 at an average selling price of $1.34 per gallon. Production and sales increased significantly in fiscal 1995 compared to fiscal 1994 primarily due to the start-up of the York, Nebraska facility in fiscal 1995. Included in Ethanol sales are amounts of $1,304,019 and $1,647,420 for fiscal 1995 and 1994, respectively, for Ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.10 per gallon of Ethanol produced. The Kansas incentive program is scheduled to expire July 1, 1997. The Company believes the Kansas legislature will continue to support the incentive program due to its economic benefits to agriculture, and thus, support an extension for the incentive program. An additional $2,713,772 in production tax credits from the State of Nebraska were recorded as Ethanol sales for the year ended June 30, 1995. Under the Nebraska program the Company receives an incentive in the form of a transferrable production tax credit in the amount of $.20 per gallon of Ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the Nebraska facility, are eligible for this credit. The Company is no longer eligible for this credit after December 31, 1999. The selling price of Ethanol is influenced by several factors, including crude oil and wholesale gasoline prices and product demand. The Federal Oxygen Program, which replaced various state winter fuel oxygen programs and covers approximately 40 separate metropolitan areas and the RFG program, have also affected Ethanol pricing due to demand for Ethanol's oxygen content.

  For the year ended June 30, 1995, by-products and other sales totaled $15,431,098. For the same period ended June 30, 1994, by-products and other sales totaled $8,922,368 of which $363,000 was from equipment sales.

  Cost of sales as a percentage of total sales was 82.8% and 92.6% for fiscal 1995 and 1994, respectively. The decrease in cost of sales as a percentage of sales was primarily due to lower average grain costs in fiscal 1995. The Company's cost of grain averaged $2.25 per bushel during the year ended June 30, 1995 compared to an average cost of $2.73 per bushel for the same period ended June 30, 1994.

  Selling, general and administrative expenses decreased by 20% in 1995 over 1994. This decrease was primarily the result of higher compensation expense related to stock options previously granted, which were earned during the year ended June 30, 1994. For the year ended June 30, 1995 no compensation expense related to stock options was recognized.

  The Company recorded net income of $6,072,407 for the year ended June 30, 1995, compared to a net loss of $(933,453) for the year ended June 30, 1994, with an increase in gross margin percentage from 7.4% of net sales in fiscal 1994 to 17.2% of net sales for the same period ended 1995. Net income for fiscal 1995 primarily improved as a result of lower cost of goods sold.


FISCAL 1994 COMPARED TO FISCAL 1993:
                                          1994          1993
Ethanol and incentive revenues         $24,673,903   $23,590,019
By-products and other                    8,892,368     7,900,207

Total sales and revenues               $33,566,271   $31,490,226


  Net sales and revenues for the year ended June 30, 1994, were higher than sales for the same period ended June 30, 1993. Ethanol production of 18,449,822 gallons, from the Colwich facility, generated sales with an average selling price of $1.34 per gallon for the year ended June 30, 1994, compared to 16,741,131 gallons sold during the same period in fiscal 1993 at an average selling price of $1.41 per gallon. Included in Ethanol sales are amounts of $1,647,420 and $1,605,777 for fiscal 1994 and 1993, respectively, for Ethanol production under the Kansas production incentive program. These payments have ranged from $.08 to $.10 per gallon of Ethanol produced. The Kansas incentive program is scheduled to expire July 1, 1997. The selling price of Ethanol is influenced by several factors, including crude oil and wholesale gasoline prices and product demand. The Federal Oxygen Program, which replaced various state winter fuel oxygen programs and covers approximately 40 separate metropolitan areas, has also affected Ethanol pricing due to demand for Ethanol's oxygen content.

  For the year ended June 30, 1994, by-products and other sales totaled $8,922,368 of which $363,000 is from the completion of the sale of an Ethanol dehydration facility manufactured by the Company and sold to a company located in Central America. During the same period ending

June 30, 1993, the Company included in the classification of by-products and other sales of $7,900,207, revenue of $725,000 derived from the initial phases of the manufacturing of the same facility.

  Cost of sales as a percentage of total sales was 92.6% and 80.8% for fiscal 1994 and 1993, respectively. The increase in cost of sales as a percentage of sales was due to higher average grain costs. The Company's cost of milo averaged $2.73 per bushel during the year ended June 30, 1994, compared to an average cost of $2.19 per bushel for the same period ended June 30, 1993. During fiscal 1994, the Company engaged in grain trading activities to reduce the impact of fluctuating grain prices. The net results of these trades were negligible, and the Company was unsuccessful in protecting itself from higher grain costs.

  Gross profit for the year ended June 30, 1994, includes no gross profit realized from the sale of a dehydration facility to a company located in Central America compared to approximately $340,000 gross profit realized for the year ended June 30, 1993.

  Selling, general and administrative expenses increased by 49% in 1994 over 1993. This increase was primarily the result of higher compensation expense related to stock options previously granted, which were earned during the year ended June 30, 1994.

  The Company recorded a net loss of $933,453 for the year ended June 30, 1994, with a decline in gross margin percentage of 61.5%, from 19.2% of net sales in fiscal 1993 to 7.4% of net sales for the same period ended 1994. The net loss is a result of higher cost of goods sold, write-off of a trade receivable due to customer's insolvency and the expenses incurred related to a DDG product recall.

Seasonality

  Historically, the Company's sales and gross profits have been higher in its second and third fiscal quarters. Ethanol production decreases somewhat during hot summer months because of the difficulty of controlling higher temperature levels in the Ethanol fermentation process. Therefore, the Company has had higher levels of production to sell during the cooler months of its second and third fiscal quarters. Traditionally, the Company's cost of feedstock, and thus its cost of goods sold, has been lowest during and shortly following the autumn grain harvest in the second and third quarters of its fiscal year. Demand, and therefore the sales price, for Ethanol has been higher in winter months due to state and local government winter fuel oxygen programs and, beginning in fiscal 1993, due to the Federal Oxygen Program. Despite several cities in the Northeast opting out of the Federal Oxygen Program during fiscal 1995, Ethanol demand increased during this same period, in response to the continuing success of the oxygenate program in the West and Northwest market areas. In prior years, summer demand for Ethanol was not influenced by oxygenate programs. However, as ETBE manufacturing increases in response to expected summertime use of ETBE as an oxygenate, it is anticipated that Ethanol demand will increase and prices will not be as negatively impacted as in prior summer seasons. In addition, summer Ethanol demand has been influenced somewhat by increased automobile use and fuel consumption and the withdrawal from the Ethanol market of certain producers who operate wet milling facilities and during the summer months choose to produce high fructose corn syrup for use in beverages rather than producing Ethanol. With the implementation of the RFG program which began on January 1, 1995, the Company experienced a small increase in demand. A stronger year-round demand for oxygenates such as Ethanol is anticipated in response to the RFG program implementation. However, at this time, the Company is unable to fully determine the impact of the RFG program on the future demand, seasonality of the demand, or price of Ethanol. During fiscal 1995, several cities optioned not to participate in the RFG program. However, other cities such as San Antonio and Corpus Christi, Texas, are pursuing voluntary submission into this program. Currently, nine major metropolitan areas are required to participate in the Reformulated Gasoline Program with an additional 14 states or portions there of and the District of Columbia voluntarily submitting to its requirements.

Income Taxes

  Based upon the net operating loss and tax credit carryforwards available to the Company as of June 30, 1995, the Company expects that, at current rates, subject to the possible Section 382 limitation discussed below, up to $7,700,000 of earnings before income taxes after June 30, 1995, may be substantially shielded from future federal income tax expense for financial reporting purposes. See Note 8 to the Financial Statements for additional information.

  If changes in the stock ownership of the Company cause the Company to undergo an "ownership change," as broadly defined in
Section 382 of the Internal Revenue Code (a "Section 382 Event"), utilization of the Company's net operating loss and tax credit carryforwards may be subject to an annual limitation. The Company does not expect this annual limitation to necessarily limit the total net operating loss and tax credit carryforwards utilized in the future. However, this annual limitation could defer recognition of these tax benefits. The Company believes that a
Section 382 Event has not occurred during the last three years. However, application of the complex provisions of Section 382 may be subject to differing interpretations by taxing authorities. The Company has no current plans which are expected to result in a Section 382 Event in the immediate future. However, large purchases of the Company's stock by a single stockholder could create a Section 382 Event and would be beyond the Company's control.

Liquidity and Capital Resources

  The Company has obtained funds during the last three fiscal years from several sources, cash provided from operations, the March 26, 1993 public stock offering, and proceeds from long-term and short-term debt. Cash provided from operating activities amounted to $4,507,424 in fiscal 1995 compared to $5,320,769 in fiscal 1994. In fiscal 1993 cash provided from operating activities amounted to $4,783,224. The decrease in cash provided from operating activities in 1995 was primarily attributable to the increase in trade accounts receivable and inventories resulting from the start-up operations of the York, Nebraska plant.

  Cash and cash equivalents amounted to $600,381 at June 30, 1995, compared to $131,105 at June 30, 1994, and $230,773 at June
30, 1993. At June 30, 1995, the Company had a working capital deficit of $(485,834) compared to working capital deficit of $(2,544,316) at June 30, 1994, and a working capital surplus of $2,960,512 at June 30, 1993. This significant improvement in working capital deficit during fiscal 1995 was largely due to the increase in trade accounts receivable and inventories resulting from operations of the York, Nebraska facility and the exercise of stock options.

  Due to the volatility in the selling price of Ethanol, as well as the cost of the Company's raw materials, the Company continues to be exposed to liquidity risk. However, since 1992, Ethanol pricing has been influenced by its oxygenate and octane value which have contributed to higher prices and stronger demand. Increases in demand and pricing help to offset some liquidity risk.

  With Ethanol's expanded role in the fuel markets as an oxygenate under the Federal Oxygen Program and the Reformulated Gasoline Program, and should this trend continue, the Company anticipates it will be able to satisfy its liquidity needs through operating activities. However, if the Company experiences an increase in the costs of its feedstocks, decrease in the demand for oxygenates, or instability in the oil markets results in decreased prices for gasoline, then the Company's liquidity and cash reserves could be potentially inadequate on a long-term basis.

  Capital expenditures in fiscal 1995 amounted to $17,015,408 compared to $17,389,618 in fiscal 1994, and $6,202,496 in fiscal 1993. In fiscal 1995, $16,159,518 of the expenditures were for construction-in-progress, compared to $16,075,737 in 1994 and $3,030,000 in 1993, for the York, Nebraska plant. The York facility was completed in November, 1994, any additional expenditures on the facility are expected to be funded by cash flow from operations. The balance of expenditures were for improvements at the Colwich, Kansas facility.

  The Company believes that capital expenditures at the Colwich plant are for relatively minor, ongoing capital improvements. No further expansion of the plant's Ethanol production capacity is considered practicable, due to cost. However, improvements may be made to the plant to improve efficiency or to improve the recoverability of by-products. Examples of these possible future improvements would be carbon dioxide recovery and co-generation of electricity. No such improvements are planned at this time. The Company does not have any material cash commitments to acquire capital assets as of June 30, 1995, other than those made in connection with the completion of the York, Nebraska facility.

  In fiscal 1993 the Company began the construction of a 30 million gallon per year Ethanol production facility in York, Nebraska. A significant portion of equipment needed for this plant was acquired through a purchase of a facility located in New Iberia, Louisiana owned by the Department of Energy (DOE) for $3,000,000. The acquisition of this plant equipment was financed by cash flow from operations and a portion of the proceeds from the sale of common stock over long-term debt repayment.

  During fiscal 1994, the Company purchased a substantial amount of additional equipment required for the York, Nebraska plant when it bought a portion of the Kentucky Agrifuels' plant in Franklin, Kentucky, for approximately $1.5 million. The Company financed the dismantling and moving of the New Iberia plant, the purchase of equipment from the Kentucky Agrifuels plant, the site preparation work, and concrete work for the York, Nebraska plant through cash flow from operations and a $3,000,000, 5-year, 8-1/2% loan from General Electric Capital Corporation (GECC).

  In December, 1993, the Company entered into a credit agreement with Bank One, Indianapolis, N.A. for a construction loan for the financing of the York, Nebraska plant. Advances from the loan were used to retire the GECC note and to fund the construction and equipping of the Ethanol facility in Nebraska. The construction loan provided for monthly draws up to a total of $25,000,000. Interest on the loan was at the rate of 1.25% over the Bank One prime rate.

  The construction loan converted to a term loan in the amount of $25,000,000 on October 31, 1994. The term loan provided for monthly installments of $297,619, plus interest at a two-year fixed rate equal to 1.5% over the Bank One prime rate, with a final payment due September, 2000. At June 30, 1995, the interest rate was 9.7%. The Bank One notes are secured by both the Colwich, Kansas and York, Nebraska Ethanol plants, land, all equipment, accounts receivable and inventory.

  Expected future tax deferrals - As mentioned above, under "Income Taxes", the Company expects that at current rates, up to $7,700,000 of future earnings before income taxes may be substantially shielded from future tax expense for financial reporting purposes. However, the tax expense expected to be incurred by the Company after approximately $7,700,000 of earnings is expected to be deferred tax expenses, not currently payable. Accordingly, the Company expects to defer its tax obligations, making use of its NOL and tax credit carryforwards, for a period of time after such earnings are achieved, providing additional capital resources for working capital or plant expansion. Based upon the net operating loss and tax credit carryforwards available to the Company as of June 30, 1995, the Company expects that, at current rates, up to $24,300,000 of earnings before income taxes after June 30, 1995, may be substantially shielded from tax payments. Thus, while $7,700,000 of future income may be shielded from tax expense, an additional $16,600,000 of future pre-tax earnings is expected to be subject to deferred tax expense, but the cash flow from such pretax earnings should be available for working capital or plant expansion without impairment by current tax payments.

Inflation

  General inflation increased slightly, but continued to be moderate during the years ended June 30, 1995, 1994 and 1993. Management of the Company believes that inflation has a relatively minor direct impact on its results of operations. While certain types of costs (such as salaries) are affected by inflation, the items which most affect the Company's operations are Ethanol prices and the cost of grain, which are influenced by a variety of factors. The impact of inflation on these items is not readily determinable.

Other

  In March, 1994 the EPA issued new regulations which implement certain requirements of the 1990 Clean Air Act requiring significant reductions in toxic air emissions over the next three years. The Company does not expect any material adverse impact on its financial condition, results of operations, or liquidity due to additional capital expenditures necessary to comply with such regulations.

                           Statement of Operations
                    Years Ended June 30, 1995, 1994 and 1993
                                         1995           1994           1993
Net sales and revenues             $  52,769,014  $  33,566,271  $  31,490,226
Cost of sales                         43,698,552     31,098,523     25,433,391
        Gross profit                   9,070,462      2,467,748      6,056,835
Selling, general and administrative
  expenses                             1,519,615      1,900,032      1,287,604
        Operating income               7,550,847        567,716      4,769,231

Other income (expense):
  Interest and other income              151,511          1,705         11,674
  Interest expense                    (1,268,354)            --       (414,860)
  Gain (loss) on sale of equipment      (112,024)        36,937        (33,525)
  Non-recurring expenses                (108,196)    (1,535,363)            --

                                      (1,337,063)    (1,496,721)      (436,711)

        Net earnings (loss) before
          income taxes and
          extraordinary item           6,213,784       (929,005)     4,332,520
Income tax expense (benefit)             141,377          4,448       (363,200)
        Net earnings (loss) before
          extraordinary item           6,072,407       (933,453)     4,695,720

Extraordinary item:
  Extraordinary gain on
    extinguishment of debt,
    less income tax effect of
    $465,848 and bonus effect
    of $119,000                               --             --        642,071

        Net earnings (loss)        $    6,072,407  $   (933,453)  $  5,337,791

Earnings (loss) per common and dilutive
  common equivalent share:
    Earnings (loss) before
      extraordinary item                   $  .39       $  (.06)        $  .46
    Extraordinary item                         --            --            .06

                                           $  .39       $  (.06)        $  .52


The accompanying notes are an integral part of these financial statements.

                       Statement of Stockholders' Equity
                   Years Ended June 30, 1995, 1994, and 1993
                           Preferred Stock        Common Stock
                           Number              Number              Additional Retained Earnings
                             of                  of                    Paid-in   (Accumulated    Deferred    Treasury
                           Shares   Amount     Shares      Amount      Capital      Deficit)   Compensation    Stock       Total
Balance, June 30, 1992     25,000  $150,000   2,837,404  $  283,740  $12,190,039  $(6,267,485)  $ (191,450) $(244,377) $ 5,920,467
Exercise of
  stock options                                  70,000       7,000      140,200                                           147,200
Issuance of stock
  options to officers
  and employees in lieu
  of additional
  compensation                                                         1,523,750                (1,443,750)                 80,000
Amortization of
  deferred compensation                                                 (303,750)                  535,200                 231,450
Deferred offering costs                                                 (571,298)                                         (571,298)
Net earnings for year                                                               5,337,791                            5,337,791
Issuance of 2,200,000
  shares common stock,
  $.10 par value                              2,200,000     220,000   20,966,000                                        21,186,000

Balance, June 30, 1993     25,000   150,000   5,107,404     510,740   33,944,941     (929,694)  (1,100,000)  (244,377)  32,331,610
Six for five stock split                      1,021,478     102,148     (102,148)
Six for five stock split                      1,225,777     122,578     (122,578)
Three for two stock
  split                                       3,677,329     367,733     (367,733)
Amortization of deferred
  compensation                                                                                   1,014,368               1,014,368
Change in valuation of
  deferred compensation                                                  (85,632)                   85,632
Net loss for year                                                                    (933,453)                            (933,453)
Balance, June 30, 1994     25,000   150,000  11,031,988   1,103,199   33,266,850   (1,863,147)          --   (244,377)  32,412,525

Exchange of preferred
  stock for common stock  (25,000) (150,000)     36,918       3,692      146,308                                                --
Exercise of stock options                       615,479      61,548    1,704,258                                         1,765,806
Four for three split                          3,786,562     378,656     (378,656)                                               --
Net earnings for year                                                               6,072,407                            6,072,407

Balance, June 30, 1995         --  $     --  15,470,947  $1,547,095  $34,738,760  $ 4,209,260  $        --  $(244,377) $40,250,738



The accompanying notes are an integral part of these financial statements.

                               Balance Sheets
                           June 30, 1995 and 1994

                                  ASSETS
                                                      1995             1994
Current assets:
  Cash                                           $    600,381     $    131,105
  Trade accounts receivable (less allowance of
    $110,000 and $100,000 in 1995 and 1994)         3,948,761        2,067,572
  Inventories                                       2,645,277          941,862
  Current portion of long-term notes receivable        96,691               --
  Refundable income taxes                                  --          107,825
  Prepaid expenses                                    384,859          461,939

        Total current assets                        7,675,969        3,710,303

Property, plant and equipment, at cost:
    Land and land improvements                        142,283          177,783
    Ethanol plant                                  72,387,277       37,502,487
    Other facilities and equipment                    300,210          249,662
    Office equipment                                  231,284          248,983
    Leasehold improvements                             48,002           43,798
    Construction-in-progress                               --       19,105,781

                                                   73,109,056       57,328,494

    Less accumulated depreciation                  14,806,417       12,949,388

        Net property, plant and equipment          58,302,639       44,379,106

Other assets:
  Property and equipment held for resale              798,763          310,842
  Deferred loan costs less accumulated
    amortization of $65,857 in 1995                   411,610          446,819
  Long-term notes receivable                          265,711               --
  Other                                                62,609           68,413

        Total other assets                          1,538,693          826,074

                                                 $ 67,517,301     $ 48,915,483

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                                                      1995             1994
Current liabilities:
  Current maturities of long-term debt           $  3,876,972     $  2,083,333
  Accounts payable                                  3,796,048        3,858,686
  Accrued interest                                    185,163           79,464
  Accrued payroll and property taxes                  356,108          233,136
        Total current liabilities                   8,214,291        6,254,619

Long-term debt, excluding current
  maturities                                       19,052,272       10,248,339

Stockholders' equity:
  Cumulative preferred stock                               --          150,000
  Common stock, $.10 par value, authorized
    50,000,000 shares and 14,000,000 shares
    at June 30, 1995 and 1994, respectively;
    issued 15,470,947 shares and 11,031,988
    shares at June 30, 1995 and 1994,
    respectively, of which 289,440 and 217,080
    shares were held as treasury stock at
    June 30, 1995 and 1994                          1,547,095        1,103,199
  Additional paid-in capital                       34,738,760       33,266,850
  Retained earnings (accumulated deficit)           4,209,260       (1,863,147)

                                                   40,495,115       32,656,902
  Less:
    Treasury stock - at cost                         (244,377)        (244,377)
        Total stockholders' equity                 40,250,738       32,412,525

                                                 $ 67,517,301     $ 48,915,483

The accompanying notes are an integral part of these financial statements.

                            Statement of Cash Flows
                      Years Ended June 30, 1995, 1994 and 1993
                                                            1995           1994          1993
Cash flows from operating activities:
  Net earnings (loss) before extraordinary item        $  6,072,407   $  (933,453)  $  5,337,791
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation                                        2,084,469     2,077,796      1,822,067
      Provision for bad debt                                 68,487       100,000             --
      Issuance of stock options to
        directors, officers and employees                        --            --         80,000
      (Gain) loss on sale of equipment                      112,024       (36,937)        33,525
      Gain on extinguishment of debt                             --            --     (1,226,918)
      Amortization of deferred compensation                      --     1,014,368        231,450
      Reduction of interest expense as a result
        of amortization of debt forgiveness                      --            --       (752,303)
      Payments received on notes receivable                  37,598            --             --
      Changes in operating assets and liabilities:
        Trade accounts receivable                        (1,949,675)      209,426        517,739
        Inventories                                      (1,703,415)       54,908        100,936
        Equipment held for resale                          (487,921)       35,000
        Costs and estimated earnings in excess
          of billings on uncompleted contracts                   --       100,000       (100,000)
        Refundable income taxes                             107,825      (107,825)
        Prepaid expenses                                     52,080       (73,099)       (99,526)
        Accounts payable                                    (62,638)    2,772,874     (1,110,795)
        Accrued liabilities                                 228,671       107,711        (50,742)
          Net cash provided by operating activities       4,559,912     5,320,769      4,783,224

Cash flows from investing activities:
  Proceeds from sale of property, plant and equipment       586,237        86,937         14,743
  Acquisition of property, plant and equipment          (16,519,158)  (17,389,618)    (6,020,496)
  Increase in other non-current assets                        5,804      (449,428)       (23,034)
          Net cash used in investing activities         (15,927,117)  (17,752,109)    (6,028,787)

Cash flows from financing activities:
  Payments on long-term debt                             (2,567,006)   (3,000,000)   (19,324,666)
  Proceeds from long-term debt                           12,668,328    15,331,672             --
  Payments on short-term debt                            (1,000,000)           --             --
  Proceeds from short-term debt                           1,000,000            --             --
  Increase in other non-current assets                      (30,648)           --             --
  Proceeds from issuance of common stock
    net of deferred offering costs                               --            --     20,614,702
  Proceeds from exercise of options                       1,765,807            --        147,200
          Net cash provided by financing activities      11,836,481    12,331,672      1,437,236
Increase (decrease) in cash and cash equivalents            469,276       (99,668)       191,673
        Cash and cash equivalents:
           Beginning of year                                131,105       230,773         39,100
           End of year                                 $    600,381   $   131,105   $    230,773


The accompanying notes are an integral part of these financial statements.

                         Notes to Financial Statements

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventories - Inventories are stated at the lower of cost
(first-in, first-out) or market.

Property, Plant and Equipment and Depreciation - Property, plant and equipment are recorded at cost. The cost of internally-constructed assets includes direct and allocable indirect costs. Interest costs during plant construction capitalized during 1995 and 1994 were $889,211 and $391,801, respectively. Plant improvements are capitalized, maintenance and repair costs are charged to expense as incurred. Periodically, a plant or a portion of a plant's equipment is shut-down and up to 12 months of maintenance performed; such maintenance is included in prepaid expenses and amortized over the future 12-month period benefited.

Provisions for depreciation of property, plant and equipment are computed by use of the straight-line method over the following estimated useful lives:

    Ethanol plants                    5 - 40 years
    Other facilities and equipment    5 - 10 years
    Office equipment                  3 - 10 years
    Leasehold improvements                 5 years

See Note 16 for discussion of change in estimated depreciable lives of the ethanol plant.

Deferred Loan Costs - High Plains Corporation (the Company) incurred certain costs with the financing obtained during the years ended June 30, 1995 and 1994. The Company is amortizing these costs over fifty-eight months, the life of the debt.

Income Taxes - The Company uses an asset and liability approach to financial accounting and reporting for income taxes.
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when considered necessary to reduce deferred tax assets to the estimated amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
 Under FASB Statement No. 109, Accounting for Income Taxes, the tax benefit from utilization of loss carryforwards is not reflected as an extraordinary item.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Compensation - Deferred compensation represents stock options granted to directors, officers and employees in lieu of directors' fees or additional compensation to be earned in future periods. Deferred compensation was amortized during 1993 and 1994 over the period the directors' fees and compensation were to be earned. See Note 11 and the Statements of Stockholders' Equity.

Reclassifications - Certain items have been reclassified on the 1994 and 1993 income statements and the 1994 balance sheet to be consistent with the classifications in 1995.

2.  DESCRIPTION OF BUSINESS AND RELATED PARTIES

Ethanol Production Business - The Company was formed February 28, 1980 for the purpose of constructing and operating a plant in Colwich, Kansas for the distillation and production of power grade ethanol for sale to customers concentrated primarily in the Western United States for mixture with gasoline to be used as a motor fuel. The Company's operations are dependent upon state governmental incentive payments. Kansas production incentive payments recorded as ethanol sales in the accompanying financial statements were $1,605,777 for fiscal 1993, $1,647,420 for fiscal 1994 and $1,304,019 for fiscal 1995. The Kansas incentive program is currently scheduled to expire July 1, 1997.

The Company began similar operations at a second plant in York, Nebraska in November 1994. The State of Nebraska offers a transferable production tax credit in the amount of $.20 per gallon of ethanol produced for a period of sixty months from date of first eligibility. The credit is only available to offset Nebraska motor fuels excise taxes. The Company transferred these credits to a Nebraska gasoline retailer during 1995 which then reimbursed the Company for the credit amounts less a handling fee. The Company will no longer be eligible for this credit after December 31, 1999. Not less than two million gallons and not more than twenty-five million gallons of ethanol produced annually at the Nebraska facility are eligible for the tax credit. Nebraska production tax credit amounts recorded as revenues in the accompanying financial statements were $2,713,772 in fiscal 1995.

The market for the Company's ethanol product is affected by the Federal government's excise tax incentive program scheduled to expire on September 30, 1999. Under this program, gasoline distributors who blend gasoline with ethanol receive a federal excise tax rate reduction for each blended gallon, resulting in an indirect pricing incentive to ethanol. Expiring on September 30, 1999, this tax rate reduction is $.054 per blended gallon containing 10% or more ethanol by volume. Alternatively, blenders may claim an income tax credit of $.54 per gallon of ethanol mixed with gasoline. The market for the Company's product is also affected through Federal regulation by the Environmental Protection Agency under the Clean Air Act and the Reformulated Gasoline Program.

Ethanol Equipment Sales - In 1993, the Company began to market its services to design, build, and sell ethanol processing equipment. In some cases, the equipment and other services such as design and installation were sold under a long-term contract, and the related revenues accounted for under the percentage-of-completion method. In other cases, the equipment was sold under a purchase order that is not a long-term contractual arrangement. In such cases, the equipment was fabricated and the related revenue recognized upon shipment. Revenue from all equipment sales included in net sales amounted to $363,000 and $725,000 for 1994 and 1993, respectively. There was no revenue from equipment sales included in net revenue for 1995.

Property and Equipment Held for Resale - Included in the costs of construction-in-progress at June 30, 1994 is $3,005,109 of initial costs to acquire land and ethanol processing equipment located in New Iberia, Louisiana. Most of this equipment was utilized in connection with the York facility; however, at June 30, 1995 a portion of the cost of acquiring the New Iberia ethanol plant ($332,820) has been allocated to land and equipment which will not be utilized in Nebraska but, instead, is expected to be sold. Another $465,943 of costs has been allocated to equipment which will either be utilized in the construction of future facilities or sold. The allocations are recorded as property and equipment held for resale at June 30, 1995. Management expects a gain upon its ultimate disposition and, accordingly, no loss has been provided for.

Disposal of Engineering Division - With the completion of the York facility in December, 1994, the engineering and construction operations were no longer cost effective. The Company determined that it should substantially dispose of its engineering and construction division to focus management and financial resources on plant operations. In January 1995, the Company entered into a number of agreements with its Vice President, David J. Vander Griend. Mr. Vander Griend's primary responsibilities immediately prior to that time had been to oversee the design and construction of the York facility. Mr. Vander Griend had employment agreements with the Company that extended through June 30, 1997, providing for his salary, a bonus arrangement of approximately 1.5% of net profits, and his continuation as an officer of the Corporation.

As a result of the January 1995 agreements with Mr. Vander
Griend, the following matters occurred: Mr. Vander Griend resigned as an officer on

January 19, 1995, and terminated his
employment as of April 15, 1995; Mr. Vander Griend agreed to furnish 1,350 hours (up to 100 hours per month) of future engineering consulting services to the Company, at the Company's direction and during the 45 months after January 1995; the Company agreed to continue to pay Mr. Vander Griend a quarterly payment based on 1.5% of Net Profits as previously provided for by his employment agreement through the year ended June 30, 1997; certain property assets associated with the Company's engineering and construction division, which the Company had acquired or developed primarily for the construction of the York facility, were transferred to Mr. Vander Griend's company; this company and Mr. Vander Griend agreed to pay $300,000 and $100,000, respectively, in notes, plus interest at 9.75%, over 45 months. The remaining balances due on these notes receivable at June 30, 1995 are $271,802 and $90,600, respectively, and are secured by the property transferred and Mr. Vander Griend's personal guarantee.

The difference between the then book value of the engineering and construction assets disposed of (estimated to be $816,000), and the $400,000 of consideration received, was an additional cost of constructing the York facility.

Although the Company has disposed of its engineering and construction division, it may still enter into arrangements to assist third parties in the construction of ethanol plants. In such cases, the Company may contract for engineering and construction services from third parties.

3.  INVENTORIES

Inventories consisted of:                 June 30,
                                       1995            1994
  Raw materials                    $   814,210     $  352,677
  Work-in-process                      425,127        155,696
  Finished goods                       750,649        201,216
  Spare parts                          655,291        232,273

                                   $ 2,645,277      $ 941,862

4.   LONG-TERM DEBT

Long-term debt consisted of:
                                                                        1995           1994
Term loan payable to bank in monthly installments of $297,619 plus interest at a two-year fixed rate equal to 1.5% above prime rate (9.7% at June 30, 1995) with a final payment due September
2000.                                                               $ 22,619,048   $         --

Various financing agreements payable in monthly installments of
$33,057 including interest with a final payment due April 1996;
secured by a boiler, economizer and two photo copiers with a
book value of $483,390 at June 30, 1995.                                 310,196             --

Construction loan payable to bank with a maximum available
principal of $25,000,000; interest is payable monthly at a rate of 1.25% above prime; proceeds from the loan must be used to pay costs of constructing and equipping an ethanol production
facility in York, Nebraska; the loan is convertible into a term loan within ten days following the earlier of the construction completion date or October 31, 1994.
                                                                              --     12,331,672

 Less current maturities                                              22,929,244      3,876,972

                                                                      12,331,672      2,083,333

                                                                    $ 19,052,272   $ 10,248,339

Both the construction loan and the term loan are secured by all equipment, inventory, accounts receivable, Kansas and Nebraska real estate and general intangibles of the Company. Also secured are the Company's rights to payment under any present or future production incentive contracts with the State of Kansas and the Ethanol Production Credit Agreement with the State of Nebraska and all similar contracts entered into in the future.

Within 30 days following the bank's receipt of audited financial statements, the Company must also pay an amount equal to 75% of the excess cash flow (as defined) of the Company for each fiscal year. At June 30, 1995 excess cash flow was zero. The financing agreement contains various restrictions, including the maintenance of certain financial ratios and fulfilling certain net worth and indebtedness tests. At June 30, 1995, the Company was in violation of covenants restricting capital leases, requiring timely receipt of one of the monthly financial statements, and debt service coverage requiring minimum net equity. The bank has waived its rights to declare the debt due and payable based on these covenant violations through June 30, 1996.

Aggregate minimum maturities are as follows:
    1996    $   3,876,972
    1997        3,573,934
    1998        3,573,576
    1999        3,571,429
    2000        8,333,333

             $ 22,929,244

Debt Forgiveness - In May 1989, the Company restructured its then outstanding debt. As a result of the restructuring, the effective interest on the debt which was legally forgiven is being accounted for under the provisions of SFAS 15 and is reduced from 6.52% to 5.17%. During the year ended June 30, 1993, interest expense was reduced by $610,356 as a result of amortization of the debt forgiveness.

Debt Extinguishment and Gain - In March 1993, the Company paid off all debt remaining at that date, using the proceeds from a stock offering. Net proceeds of $17,689,244 from the stock offering were applied against the note principal and interest balance plus the balance of debt and accrued interest forgiven by lender totaling $18,916,163. This resulted in an extraordinary gain of $1,226,919.

Interest Payments - Interest paid on long-term debt in 1995, 1994 and 1993 amounted to $2,051,866, $391,801, and $1,283,598, respectively. The Company capitalized $889,211 and $391,801 in interest in 1995 and 1994, respectively, as part of the cost of constructing the York, Nebraska facility.

5.  OPERATING LEASES

The Company leases 100 railroad cars under an operating lease expiring in fiscal year ending June 30, 2000. Annual rentals are $618,000 for all 100 cars. The Company leases an additional 74 railroad cars under various operating leases expiring through fiscal year ending June 30, 1999. The total minimum rental commitment at June 30, 1995 under these leases are due as follows:

       Fiscal Year
         Ending
        June 30,
         1996          $ 1,011,120
         1997              943,795
         1998              791,370
         1999              660,430
         2000              618,000

                       $ 4,024,715

6.  NON-RECURRING EXPENSES

The Company has included in its Statements of Operations for the years ended June 30, 1995 and 1994 charges totaling $108,000 and $859,848, respectively, for expenses that were not expected to be covered by insurance in association with the dried distillers grain product recall. The additional $108,000 incurred during the year ended June 30, 1995 was in excess of the original estimate.

An additional one-time charge is included in the year ended June
30, 1994 due to the write-down of a trade receivable of $675,515 from a major customer that occurred as a result of an ethanol customer's Chapter 11 bankruptcy filing.

7.  COMMITMENTS

The Company periodically enters into forward contracts with suppliers and customers on both the purchase of milo and the sale of DDG. At June 30, 1994, the Company had forward contracts to purchase 777,050 bushels of milo at fixed prices totaling $2,056,093 with delivery dates of July and August 1994. The Company had forward contracts to sell 10,506 tons of DDG at fixed prices totaling $1,231,593. No losses were expected on these contracts. No material forward contracts for purchases or sales existed at June 30, 1995.

8.  INCOME TAXES

For Federal income tax purposes at June 30, 1995, the Company had a net operating loss carryforward of $10,160,000 and approximately $5,857,000 of federal general business tax credit carryforwards, which, if not used, will expire as follows:

                                          Net
  Expires in         Operating          General
 Fiscal Year        Loss Amount     Business Credit
   Ending          Carryforward      Carryforward
    1997           $         --       $     1,000
    1998                     --             1,000
    1999                     --         1,263,000
    2000                     --             7,000
    2001                     --            85,000
    2002              2,920,000                --
    2003              6,430,000                --
    2004                     --         4,500,000
    2005                807,000                --
    2008                  3,000                --

                   $ 10,160,000       $ 5,857,000


The general business credits expiring in fiscal 1997-2001 are investment tax credits and the credits expiring in fiscal 2004 are small ethanol producer tax credits.

The Company also has a Nebraska investment credit carryforward of $3,427,000, expiring in fiscal 2009, which may be used to offset taxes in the state of Nebraska.

The tax net operating loss carryforward and federal tax credit carryforwards discussed above and other matters result in deferred tax assets under FASB 109 totaling $13,851,000 at June 30, 1995 (see below). The book basis of property, plant and equipment in excess of its tax basis results in an offsetting deferred tax liability of $7,312,000, and the valuation allowance offsets an additional $6,539,000, leaving no net deferred tax assets at June 30, 1995. Future tax expenses, if any, may be offset, at least in part, by net increases in future tax assets (including changes in the valuation allowance) to the extent that such assets exceed the amounts of future deferred tax liabilities. The Company expects to continue annually to provide for a reasonable valuation allowance, to reduce deferred tax assets to zero until such time as future taxable income is generated or assured (if ever).

Income taxes consisted of:
                                                        June 30,
                                          1995            1994           1993
Current tax expense                  $   141,377    $      4,448   $   102,657
Tax effect of changes in deferred
  tax assets and liabilities:
    Book basis of plant
      and equipment in
      excess of tax basis              1,216,000       (351,807)      (512,509)
    Debt forgiven by lender                   --             --        282,406
    Reduction of net operating
      loss carryforward                1,195,000        151,602      2,555,554
    Increase in tax credits
      carryforward                            --     (1,500,000)    (1,500,000)
    Nebraska investment credit
      carryforward                    (3,427,000)            --             --
    AMT credit carryforward
      and other                         (179,000)       (58,044)      (102,845)
    Change in asset valuation
      allowance                        1,195,000      1,758,249     (1,188,463)
  Deferred tax benefit                        --             --       (465,857)

  Income tax expense (benefit)       $   141,377     $    4,448    $  (363,200)

A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                    June 30,
                                         1995         1994           1993
Computed income taxes, at 34%        $ 2,112,687   $(315,861)   $  1,473,057
Utilization of net operating
  loss carryforwards                  (2,112,687)         --      (1,960,201)
Alternative minimum tax                  141,377          --         102,059
Other, net                                    --     320,309          21,885

Total income tax expense (benefit)   $   141,377    $  4,448    $   (363,200)

The Company has deferred income tax liabilities and assets arising from the following temporary differences and carryforwards:

                                                           June 30,
                                                     1995          1994
Deferred tax liabilities:
  Book basis of property, plant and equipment
    in excess of tax basis                       $ 7,312,000   $ 6,096,164
Deferred tax assets:
  Net federal and state operating
    loss carryforwards                           $ 4,119,000   $ 5,314,278
  Nebraska investment credit carryforward          3,427,000            --
  General business credit carryforward             5,857,000     5,854,450
  AMT credit carryforward and other                  448,000       271,198

                                                  13,851,000    11,439,926

Less:  Valuation allowance                         6,539,000     5,343,762

                                                 $ 7,312,000   $ 6,096,164

Net deferred income taxes                        $       -0-   $       -0-


The extraordinary gain on extinguishment of debt for the year ended June 30, 1993, was reduced by $465,848 of taxes because the deferred tax asset related to this item was not previously reduced by the valuation allowance.

9.  PREFERRED STOCK

The Company had 25,000 shares authorized of no par value cumulative preferred stock at June 30, 1994. All 25,000 shares were designated 11.5% cumulative preferred stock and were outstanding. Cumulative dividends on the outstanding preferred stock aggregating $174,200 ($6.98 per share) had not been declared or provided for at June 30, 1994. During the fiscal year ended June 30, 1995, the preferred stock was converted into 36,918 shares of common stock.

10.  COMMON STOCK SPLITS

On January 28, 1994, the Company resolved to initiate a Common Stock Split program increasing the number of outstanding shares. The stock splits were effected in the form of stock dividends. Beginning with the January 31, 1994 declaration and ending with the final stock split on February 22, 1995, the Company increased the total outstanding common stock shares from 5,107,404 to 15,557,347.

  Declared      Payable         Split

   1/31/94      2/18/94     6 shares for 5
   4/29/94      5/27/94     6 shares for 5
   7/19/94      8/22/94     3 shares for 2
   1/10/95      2/22/95     4 shares for 3

The earnings per common share for the years ended June 30, 1995, 1994 and 1993 have been retroactively adjusted for the above splits as if they had occurred on July 1, 1992.

11.  STOCK OPTIONS

The following summarizes the Company's stock option transactions:
          Original                                                  Shares
           Shares     Exercise    Compensation and Directors'     Remaining
           Granted     Price as     Fees Recorded as Selling        Under
           Adjusted    Adjusted    General and Administrative     Option at
   Grant  for Stock   for Stock            Expenses                June 30,    Expiration
   Date    Splits      Splits            1994         1993           1995         Date
  07/90    316,800   $  0.6076       $        --    $     --        43,200       07/96
  02/92     28,800      0.6076                --          --            --       02/96
  02/92     86,400      1.8889                --          --        57,600       02/98
  05/92    115,200      0.6076                --      96,750        28,800       04/98
  05/92    144,000      1.4653                --      56,000        57,600       04/98
  05/92     57,600      0.6076                --      38,700        12,275       05/98
  07/92    115,200      2.0833                --      80,000       115,200       07/98
  12/92    302,400      0.6076         1,014,366      40,000       216,000       12/02
  12/92    504,000      5.3819                --          --       382,000       12/02
  08/93     36,000      5.3819                --          --        36,000       12/02
  12/93    576,000      3.3438                --          --       333,333       12/02
  09/94     66,667      5.3480                --          --        66,667       09/04
  12/94    576,000      8.3440                --          --       576,000       12/04
  05/95     15,000      5.2500                --          --        15,000       04/05
  05/95     25,000      5.6300                --          --        25,000       05/05

                                     $ 1,014,366    $ 311,450    1,964,675

The Company granted 226,800 options during fiscal year 1993 in lieu of compensation to be earned in fiscal years 1993 and 1994. Compensation expense of $40,000 was recorded for the year ended June 30, 1993 for 5,000 options which vested during that year. The Company recorded compensation expense of $1,014,366 in the year ended June 30, 1994 for the remaining options. The 31,493 shares not yet exercisable at June 30, 1994 represent the options which were earned but did not yet vest until December 1994.

The Company granted 522,000 and 459,000 shares under option during fiscal years 1995 and 1994, respectively, at the then fair market prices and no compensation expense was recognized.

During the year ended June 30, 1993, options to purchase 60,000 shares were exercised at an option price of $1.75 per share, and options to purchase 10,000 shares were exercised at an option price of $4.22 per share.

During the year ended June 30, 1995, the following options were exercised:

  Prior to February 22, 1995 Stock Split       After the February 22, 1995 Stock Split
          Number         Price                          Number            Price
        of Shares      Per Share                      of Shares         Per Share
         162,600       $  .8100                        44,518           $  .6080
          74,000         4.4580                        57,586             1.4640
          54,000         7.1760                        28,793             1.9000
                                                      143,982             3.3450
                                                       50,000             5.3820

The Company's 1990 and 1992 Stock Option Plans, under which all of the previously-discussed options were granted, were approved for modification at the Company's November, 1994 stockholder meeting. The approved amendments provide that when optionees exercise their options, above, and remit the exercise payment to the Company, they may be granted a one-time option to purchase a like quantity of Common Shares as those options exercised
(Reload Options).   The Reload Options shall have an exercise
price equal to the closing sales price of the Company's Common Stock on the day in which the original options were exercised, and shall have an exercise period that extends to the later of one year from the date of grant of the Reload Option or the expiration date of the originally exercised option.

The implementation of the above amendments to the 1990 and 1992 plans was delayed by the Directors until August 2, 1995. On that date, 366,746 options were granted to optionees who had exercised their options prior to August 2, but after November, 1994, as compensation for the delay in implementation of the "Reload" amendments. The exercise price of these options was $5.25, the closing sales price on August 2, 1995. Further, on August 4, 1995, options totaling 331,342 were exercised; accordingly, Reload Options in the same amount were granted at that day's closing price, also $5.25 per share. These 698,088 options are not subject to further "Reload" provisions.

12.  MAJOR CUSTOMERS

  Sales to individual customers of 10% or more of net sales are as follows:

                     Sales During the Fiscal               Trade Accounts Receivable
                          Ended June 30,                      Balance at June 30,
  Customer       1995          1994           1993               1995         1994
     A      $         --  $   3,810,141  $   5,030,095      $        --  $     --
     B                --      6,215,607      6,250,436               --        --
     C         8,871,672      8,505,444      8,598,030          305,445        --
     D         8,384,212             --             --           65,521        --
     E         9,345,425             --             --        1,049,577    33,021

            $ 26,601,309   $ 18,531,192    $ 19,878,561     $ 1,420,543  $ 33,021

13.  EARNINGS PER SHARE

Earnings per common and dilutive common equivalent share are computed by dividing net earnings, less (plus) cumulative dividends (undeclared) on the 11-1/2% cumulative preferred stock, by the weighted average number of common stock and common stock equivalent shares with a dilutive effect.

Share and per share information have been adjusted to give effect to stock splits in the three years ended June 30, 1995.

Earnings per common share assuming full dilution assume, in addition to the above, the additional dilutive effect of stock options whenever the period end stock price of the Company is higher than the average stock price of the Company during the period. Such per share amounts are not separately presented since they are equal to earnings per common and dilutive common equivalent share.

The weighted average number of common stock and common stock equivalent shares used in the computation of net earnings per share of common stock is as follows:

                                          1995          1994         1993
Earnings per common and dilutive
  common equivalent share:,
    Weighted average common shares     14,760,967    14,419,877    9,464,955
    Stock options                         908,134     1,139,847      766,761
    Average common and common
      dilutive shares
outstanding                            15,669,101    15,559,724   10,231,716

Earnings per common share
   assuming full dilution:
    Additional dilutive effect of
      stock options                            --           --         6,677
    Common stock outstanding
      assuming full dilution            15,669,101   15,559,724   10,238,393


14.  ADDITIONAL INFORMATION FOR STATEMENTS OF CASH FLOWS

                          1995          1994        1993
  Rent paid           $   806,942   $ 422,569   $   409,907
  Interest paid         2,051,866     391,801     1,283,598
  Income taxes paid       145,813     167,825        58,623


The Company had the following non-cash transactions:

                                                    1995
  Acceptance of notes receivable in exchange
    for sale of property, plant and equipment    $ 400,000
  Purchase of property, plant and equipment
    in exchange for debt                           496,250
  Exchange of preferred stock for common stock     150,000


15.  401(k) PLAN

The Company adopted a 401(k) Plan on June 1, 1991. All employees who are over the age of 19 and have one year (1,000 hours) of service are eligible to participate. Employees may contribute from 1% to 12% of their pay. The Company matches 100% of the first 1% of employee salary deferrals and 50% of the next 5% of employee salary deferrals. The Company contributions to the Plan for the years ended June 30, 1995, 1994 and 1993 were $29,165, $22,614 and $16,579, respectively.

16.  CHANGE IN ACCOUNTING ESTIMATE

Effective July 1, 1994, the Company revised its estimate of the useful lives of various components of the Colwich ethanol production facility for financial statement purposes. Previously, the facility was depreciated over 20 years. The change involved the Company separating the ethanol facility into various components and changing the estimated lives to 5 - 40 years, depending on the component. The Company is depreciating the net book value of the various components over their estimated remaining lives of 3 - 30 years. These changes were made to better reflect the estimated period during which the various components will remain in service. The change had the effect of reducing depreciation expense and increasing net income for the fiscal year ended June 30, 1995 by approximately $660,000 or $.04 per share.

17.  OUTSTANDING CLAIMS

During March and April of 1994, the Company processed material received from a vendor containing undisclosed ingredients.
These undisclosed ingredients were not detected by normal testing of the Company's products and were ultimately included in a batch of the Company's dried distillers grain (DDG) products sold to customers for cattle feed. These ingredients were suspected of causing cattle deaths at various customer feed lots during April and May of 1994. The Company immediately recalled the product and cooperated in testing conducted by the FDA as well as hiring independent laboratories, including Kansas State University, to conduct independent testing of the products. The independent testing confirmed that these ingredients, when coupled with other specific feed products, resulted in cattle deaths. The Company has had numerous claims made against it by customers who suffered losses as a result of this batch of DDG. The full amount of potential claims and related expenses was not determinable at June 30, 1994 or 1995 since a two-year statute of limitations exists. However, the Company expects its product liability and catastrophic insurance to cover these product liability claims. The estimated costs of the product recall, including reimbursement to the customers of their purchase price, freight, inventory losses, and legal fees were provided for at June 30, 1994 (Note 6).

The Company intends to vigorously pursue a claim against the vendor for the full cost of the product recall caused by the undisclosed ingredients, as well as related lost profits; however, no provision has been made at June 30, 1994 or 1995, for any such recovery.

18.  OTHER COMMITMENTS

On June 13, 1995 the Company entered into a letter of intent with the City of Appleton, Minnesota (the Appleton Letter of Intent) to construct and operate a 15-million gallon capacity ethanol production facility in Appleton. Under the Appleton Letter of Intent, the City of Appleton is responsible to secure adequate financing (estimated at $25 million). The Company would then construct and lease the facility from the City of Appleton Economic Development Authority over a period of 10 years with a purchase option at the end of the lease. The Company is responsible for collateralizing up to 30% of total project costs with either stock and/or equity rights. The Company was required to deposit in escrow $50,000 to defray legal and other costs should the transaction not be completed.

Additionally, on June 7, 1995, the Company entered into an exclusive agreement with the City of Dawson, Minnesota for the construction of an ethanol plant with an approximate cost of $26.5 million. This agreement terminates on September 1, 1995 unless extended by mutual agreement.

                  Independent Auditors' Report


The Stockholders and Board of Directors
High Plains Corporation

We have audited the accompanying balance sheets of High Plains Corporation as of June 30, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Plains Corporation as of June 30, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

/ALLEN, GIBBS & HOULIK, L.C./
August 11, 1995
Wichita, Kansas



  Market For The Registrant's Common Equity

  The Company is traded on the NASDAQ National Market under the symbol
HIPC.

  The table below sets forth the range of high and low market prices for the Company's shares during fiscal 1995 and fiscal 1994. These prices have been adjusted to reflect the stock splits effected in the form of a stock dividend payable on February 22, 1995, and August 19, 1994. These prices do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

   FISCAL          PRICE         FISCAL          PRICE
    1995        HIGH    LOW       1994       HIGH     LOW
1ST QUARTER    6-3/4   5-1/4   1ST QUARTER   4-1/2   3-5/16
2ND QUARTER   10-1/2   5-7/8   2ND QUARTER   4-1/2    2-1/4
3RD QUARTER   10-1/8   5-3/4   3RD QUARTER   5-3/8    3-1/4
4TH QUARTER    7-1/2   4-1/4   4TH QUARTER   5-5/8   3-7/16

CORPORATE INFORMATION

[PHOTO:  Board of Directors
Sitting from left to right:   H.T. Ritchie, John Chivers
Standing from left to right:   Roger Skaer, Stan Larson,
Dan Skolness, Don Wright]

[PHOTO: Evaporator Unit]

BOARD OF DIRECTORS

Stanley E. Larson (2)
Chairman of the Board
President of High Plains Corporation

John F. Chivers (2)
Chivers Realty

H. T. Ritchie (1)
Secretary of High Plains Corporation
President of Ritchie Corporation

Roger D. Skaer (3)
Treasurer of High Plains Corporation

Daniel O. Skolness (1)(3)
President of Skolness, Inc.

Donald M. Wright (2)(3)

[FN]
(1) Policy and Compensation Committee Member
(2) Nominating Committee Member
(3) Budget and Audit Committee Member

OFFICERS

Stanley E. Larson
President and Chief Executive Officer

H. T. Ritchie
Secretary

Roger D. Skaer
Treasurer

Raymond G. Friend
Executive Vice President
Chief Financial Officer


Corporate Headquarters
High Plains Corporation
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas 67202
(316)269-4310, fax: 269-4008

Ethanol Facility - Colwich
412 N. First St.
P.O. Box 427
Colwich, Kansas 67030
(316)796-1234, fax: 796-1523

Ethanol Facility - York
Rural Route 2, Box 60
York, Nebraska 68467
(402)362-2285, fax: 362-7041

Annual Meeting
November 17, 1995
Wichita Airport Hilton
2098 Airport Road
Wichita, Kansas
The Salon Room
10:00 a.m.

Certified Public Accountants
Allen, Gibbs & Houlik, L.C.
Wichita, Kansas

Registrar & Transfer Agent
American Stock Transfer Co.
40 Wall Street, 46th Floor
New York, NY  10005
(718)921-8206

Stock Information
High Plains Corporation stock is traded on NASDAQ under the symbol HIPC

Information Contact
Stanley E. Larson, High Plains Corporation
Raymond G. Friend, High Plains Corporation


Availability of 10-K

A copy of the Company's fiscal 1995 annual report on Form 10K filed with the Securities and Exchange Commission will be made available to interested stockholders without charge upon written request to the Chief Financial Officer at the above Corporate Headquarters.

[LOGO:  (COLORED)  e t h a n o l  Better Gas. Cleaner Air.]


HIGH PLAINS CORPORATION
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas  67202
(316)269-4310 fax: 269-4008


TRADING SYMBOL
NASDAQ = HIPC